FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Ventures Appoints Robert Jackson to its Board

February 12, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce the appointment of Robert W. Jackson to its Board of Directors.  Robert has over 30 years of experience in the mining and investment banking industries, and has played an instrumental role in transitioning numerous companies from mineral exploration to mineral production.

Robert holds the Chartered Financial Analyst® designation along with Masters Degrees in both mining engineering and business administration.   During his investment banking career, Robert gained extensive experience in the areas of research, corporate finance and royalty financing working for companies such as Burns Fry Limited, Dundee Securities Corporation, S.G. Warburg Limited and Midland Walwyn Capital Inc.  Robert has raised over $1 billion in debt, equity and royalty financing through his career, and has been directly involved in numerous mergers, acquisitions and valuations for both junior and major mining companies.

Robert is currently the CEO of Tiomin Resources Inc., a TSX listed company involved in the exploration and development of mineral projects in Kenya and Peru.  Prior to joining Tiomin in 2006, Robert was a founding Director and the Executive Vice President of Corporate Development of Jaguar Mining Inc.  Robert was instrumental during his four years with the company in helping bring Jaguar to producer status, and today Jaguar is one of the fastest growing gold miners in Brazil with a market capitalization in excess of $720 million.  Robert’s work within the mining industry also includes engineering and underground mining work with Falconbridge.

Freegold President and CEO Steve Manz stated "We are very pleased to have Robert join us, and to be able to add another member with proven company building skills to our board.  Freegold is poised for another exciting year of growth, and we look forward to having Robert, with his broad experience and contact base within the mining sector, and his successful track record in deal execution, help guide us forward.”

The foregoing appointment is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program aimed at further expanding the size of the resource and is in the process of generating a new 43-101 resource prior to undertaking new economic evaluations in 2008.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold has also discovered many new high-grade veins and bulk tonnage shear zones in its 40,100-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale property in Alaska, where geophysical and surface sampling programs have recently been completed, and on the Rob property in Alaska, where recent drilling has intersected high-grade gold (29.0 g/t over 13 feet and 20.1 g/t over 13.5 feet) in Pogo-style, near surface quartz veins. The Qualified person for this release is Michael P. Gross, M.S. , P.Geo, VP Exploration. Freegold Ventures Limited.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.662-7307

jkw@freegoldventures.com

Steve Manz

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.